Exhibit 99.1

MATERIAL INFORMATION
Viña Concha y Toro S.A.
SVS Securities Registration No.0043

Santiago, November 27, 2008

Superintendent
Superintendency of Securities and Insurance
Santiago

Ref. Material Information of Viña Concha y Toro S.A.

Dear Sir,

As the chief executive officer of Viña Concha y Toro S.A. (the “Company”), expressly authorized for this purpose, and in accordance with articles 9 and 10.2 of Law 18,045 and Section II, 2.2 of the General Rule No.30 of the Superintendency of Securities and Insurance, I hereby inform you with respect to the following material information relating to the financing structure of the Company that I represent.

The board meeting held on November 27, 2008 unanimously resolved the following, among other matters:

1)     To call an extraordinary shareholders meeting of the Company for December 18, 2008 in order to approve the issue of 28,000,000 (twenty-eight million) common shares for payment of the same existing series, nominative and of no par value, corresponding to a capital increase of the Company of approximately Ch$30,000,000,000 (thirty thousand million pesos), or the amount that the meeting may finally agree. The new shares for payment will be offered preferentially to the shareholders of the Company in the corresponding proportion according to the conditions and other terms that the meeting may decide.

It was also agreed to propose to the meeting that the board of the Company be authorized, among other things, to proceed with the issue and placement of the shares for payment, in compliance with the regulations governing the preferential offer of the shares to be placed.

2)     To approve and carry out the issue and registration in the Securities Register of the Superintendency of Securities and Insurance of two lines of bonds for a nominal maximum amount equivalent to 1,000,000 (one million) Unidades de Fomento each one, whose maximum terms shall be 5 years; and a line of bonds for a nominal maximum amount equivalent to 2,000,000 (two million) Unidades de Fomento whose maximum term shall be 21 years.

3)     To approve and carry out the issue and registration in the Securities Register of the Superintendency of Securities and Insurance of two lines of commercial paper, each for a nominal maximum amount equivalent to Ch$10,000,000,000 (ten thousand million pesos), whose maximum placement term shall be 10 years from the date of their registration.

4)     Finally, to also authorize any two of Alfonso Larraín Santa María, Eduardo Guilisasti Gana, Carlos Saavedra Echeverría, Osvaldo Solar Venegas and Andrés Larraín Santa María to represent the Company with broad powers during the whole process of the issue and registration of the lines of bonds and commercial paper. The above persons may sign the necessary communications and information to the Superintendency of Securities and Insurance and other pertinent entities.

The purpose of the proposed capital increase will be the financing of future Company investment projects and the prepayment of current debts with the financial system.

Please accept this information as presented, and the legal and regulatory requirements that Viña Concha y Toro S.A. provide such, as complied with.

Yours sincerely,

Eduardo Guilisasti Gana Chief Executive Officer Viña Concha y Toro S.A.